As filed with the Securities and Exchange Commission on March 2, 2021

United States
Securities and Exchange Commission
Washington, D.C. 20549
____________________

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Guggenheim Energy & Income Fund
(Name of Subject Company (issuer))

Guggenheim Energy & Income Fund
(Name of Filing Person (offeror))

Common Shares of Beneficial Interest, $0.01 Par Value Per Share
(Title of Class of Securities)

40169Q105
(CUSIP Number of Class of Securities)

Amy J. Lee
Guggenheim Funds Investment Advisors, LLC
227 West Monroe Street
Chicago, Illinois 60606
(312) 827-0100
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Filing Person(s))
Copies to:

Amy J. Lee 227 West Monroe Street Chicago, Illinois 60606	Julien Bourgeois Dechert LLP 1900 K Street, NW Washington, DC 20006

CALCULATION OF FILING FEE:

Transaction Valuation	Amount of Filing Fee
$1,144,339.18(a)	$124.85(b)

(a)    Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate maximum purchase price to be paid for 1,366 Shares in the offer, based upon the net asset value per share of $837.73 as of February 26, 2021.

(b)    Calculated at $109.10 per $1,000,000 of the Transaction Valuation, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.
☐    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
    Amount Previously Paid:     Not Applicable        Filing Party:     Not Applicable
    Form or Registration No.:     Not Applicable        Date Filed:     Not Applicable

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    third party tender offer subject to Rule 14d-1.
☒    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Introductory Statement
This Issuer Tender Offer Statement on Schedule TO relates to an offer by Guggenheim Energy & Income Fund, a Delaware statutory trust (the “Fund”), to purchase for cash up to 2.5% of the Fund’s outstanding Common Shares of Beneficial Interest, par value $0.01 per share (the “Shares”), upon the terms and subject to the conditions contained in the Offer to Purchase dated March 2, 2021 and the related Letter of Transmittal, which are filed as exhibits to this Schedule TO.
This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.
The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.
Item 1.        Summary Term Sheet
The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
Item 2.        Subject Company Information
(a)     The name of the issuer is Guggenheim Energy & Income Fund, a non-diversified closed-end management investment company, organized as a Delaware statutory trust (the “Fund”). The principal executive offices of the Fund are located at 227 West Monroe Street, Chicago, Illinois 60606. The telephone number of the Fund is (312) 827-0100.
(b)     The title of the securities being sought is common shares of beneficial interest, par value $0.01 per share (the “Share”). As of February 26, 2021, there were 54,652 Shares issued and outstanding.
(c)     The Shares are not currently traded on an established secondary trading market.
Item 3.        Identity and Background of Filing Person
(a)     The Fund is the filing person. The information set forth in the Offer to Purchase under Section 9 (“Certain Information Concerning the Fund, the Investment Adviser and the Sub-Adviser”) is incorporated herein by reference.
Item 4.        Terms of the Transaction
(a)(1)     The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:
•“Summary Term Sheet”;
•“Introduction”;
•Section 1 (“Terms of the Offer; Termination Date”);
•Section 2 (“Acceptance for Purchase and Payment for Shares”);
•Section 3 (“Procedure for Tendering Shares”);
•Section 4 (“Rights of Withdrawal”);
•Section 5 (“Source and Amount of Funds; Effect of the Offer”);
•Section 7 (“Federal Income Tax Consequences of the Offer”);

•Section 10 (“Interests of Trustees, Executive Officers and Associates; Transactions and Arrangements Concerning the Shares”); and
•Section 12 (“Certain Conditions to the Offer”).
(a)(2)     Not applicable.
(b)     The information set forth in the Offer to Purchase under “Introduction” and under Section 10 (“Interests of Trustees, Executive Officers and Associates; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
Item 5.        Past Contracts, Transactions, Negotiations and Agreements
(e)     The information set forth in the Offer to Purchase under Section 6 (“Purpose of the Offer; Plans or Proposals of the Fund”) and Section 10 (“Interests of Trustees, Executive Officers and Associates; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
Item 6.        Purposes of the Transaction and Plans and Proposals
(a)     The information set forth in the Offer to Purchase under Section 6 (“Purpose of the Offer; Plans or Proposals of the Fund”) is incorporated herein by reference.
(b)    The information set forth in the Offer to Purchase under Section 6 (“Purpose of the Offer; Plans or Proposals of the Fund”) is incorporated herein by reference.
(c)    The information set forth in the Offer to Purchase under Section 6 (“Purpose of the Offer; Plans or Proposals of the Fund”) is incorporated herein by reference.
Item 7.        Source and Amount of Funds or Other Considerations
(a)    The information set forth in the Offer to Purchase under Section 5 (“Source and Amount of Funds; Effect of the Offer”) is incorporated herein by reference.
(b)    The information set forth in the Offer to Purchase under Section 5 (“Source and Amount of Funds; Effect of the Offer”) is incorporated herein by reference.
(c)    The information set forth in the Offer to Purchase under Section 5 (“Source and Amount of Funds; Effect of the Offer”) is incorporated herein by reference.
Item 8.        Interest in Securities of the Subject Company
(a)    The information set forth in the Offer to Purchase under Section 10 (“Interests of Trustees, Executive Officers and Associates; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
(b)    The information set forth in the Offer to Purchase under Section 10 (“Interests of Trustees, Executive Officers and Associates; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
Item 9.        Persons/Assets Retained, Employed, Compensated or Used
(a)     No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer to Purchase.
Item 10.        Financial Statements
Not applicable.

Item 11.        Additional Information
(a)(1)    None.
(a)(2)    None.
(a)(3)    Not applicable.
(a)(4)    Not applicable.
(a)(5)    None.
(b)     The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.
Item 12.        Exhibits
Exhibit No.    Description
(a)(1)(i)        Offer to Purchase, dated March 2, 2021*
(a)(1)(ii)        Form of Letter of Transmittal*
(a)(1)(iii)    Letter to Shareholders*
(a)(2)        None
(a)(3)        Not applicable
(a)(4)        Not applicable
(a)(5)        Press Release, dated March 2, 2021*
(b)        None
(d)        None
(g)        None
(h)        None
_____________
*    Filed herewith.
Item 13.        Information Required by Schedule 13E-3
Not applicable.
SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
GUGGENHEIM ENERGY & INCOME FUND.

By:    /s/ Mark E. Mathiasen
Name:    Mark E. Mathiasen
Title:    Secretary

Date: March 2, 2021

Exhibit Index

Exhibit No.    Description

(a)(1)(i)        Offer to Purchase, dated March 2, 2021
(a)(1)(ii)        Form of Letter of Transmittal
(a)(1)(iii)    Letter to Shareholders
(a)(5)        Press Release, dated March 2, 2021